na 3/13

[redacted]

15046070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 0 3 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMANUS & MILES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, 10th FL.
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS 212 754-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB 3/4/15

OATH OR AFFIRMATION

I, LINDSAY A. McMANUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMANUS & MILES INCORPORATED, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

FARRAH DUPLESSIS
Notary Public, State of New York
No. 01DU6176848
Qualified in Kings County
Commission Expires Nov. 05, 2015

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder
McManus & Miles Incorporated

Report on the Financial Statements

We have audited the accompanying financial statements of McManus & Miles Incorporated (the Company), which comprise the statement of financial condition as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Audtor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McManus & Miles Incorporated as of December 31, 2014 for the year ended in conformity with accounting principles generally accepted in the United States of America.

FOX & JURAN

New York, New York

January 26, 2015

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note)	$ 64,282	
Accounts receivable	3,790	
Prepaid expenses	26,000	
Deposit (Note)	97,246	
TOTAL ASSETS		$ 191,318

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 10,043	
Income tax (Note)	175	
TOTAL LIABILITIES		$ 10,218
Commitments and Contingencies (Note)		
Stockholder's Equity:		
Capital stock, par value $.01 per share;		
Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares	$ 10	
Class B (restricted voting) authorized 3,000 shares; none issued or outstanding	-	
Class C (non-voting) authorized 3,000 shares; none issued or outstanding	-	
Additional paid-in capital	3,636,417	
Deficit	(3,429,001)	
	$ 207,426	
Less: Treasury stock, at cost	(26,326)	
TOTAL STOCKHOLDER'S EQUITY		181,100
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 191,318

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes to Financial Statement

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

d. INCOME TAXES:

The Company with the consent of its stockholder has filed an election to be taxed as an "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

e. USE OF ESTIMATES:

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. THE COMPANY

The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent, in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

3. INCOME TAXES

The Company uses the accrual method of accounting for book purposes and the cash receipts and disbursements method for tax return purposes. It is the policy of the Company to provide for deferred taxes on timing differences arising because of the differences of income and expense recognition between the two methods.

The liability for local income taxes consists of the following:

Current	$ 175
Deferred	-0-
	$ 175

4. PENSION AND FLEXIBLE BENEFITS PLANS

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible full-time employees. Contributions are made in an amount equal to an annually discretionary percentage (0 to 25%) of each employee's compensation. For the year 2014, the Company made no contribution.

Effective January 1, 1995, the Company approved and adopted a cafeteria plan so that its eligible employees would have the opportunity to choose between certain available benefits and cash compensation. In addition, the Company established a medical expense reimbursement plan and a dependent care plan so that its eligible employees can be reimbursed for certain health care expenses they incur.

5. RELATED PARTY

The Company and its affiliated company, under an agreement, share various overhead costs. For the year 2014, total shared overhead costs totaled $222,860.

6. COMMITMENTS AND CONTINGENCIES

On February 9, 2005, the Company signed an agreement to lease office space on a month to month basis and can terminate the lease after giving two months notice.

The Company has deposited with the landlord $26,000 as security.

7. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital and aggregate indebtedness of $53,987 and $10,218 respectively. The net capital ratio was .1893 or 18.93% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $ 48,987.

8. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 575 Madison Avenue, New York, N.Y. 10022 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' RERPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of McManus & Miles Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act OF 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by McManus & Miles Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating McManus & Miles Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McManus & Miles Incorporated management is responsible for the McManus & Miles Incorporated compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entities, noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which include the Company's records of revenues and expenses, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include the Company's records of revenues and expenses, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fox & Juran

FOX & JURAN

New York, New York

January 26, 2015

McMANUS & MILES INCORPORATED

SCHEDULE OF GENERAL ASSESSMENT RECONCILATION
SECURITIES INVESTOR PROTECTION CORPORATION
PURSUANT TO RULE 17a-5 (e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2014

AS ORGINALLY FILED -FORM SIPC-7

2a.	Total revenue	$ 201,819
2b.	Additions	-0-
2c.	Deductions	-0-
2d.	SIPC Net Operations Revenues	$ 201,819
2e./A	General Assessment @.0025	$ 505
B	Less payment made July 10, 2014 with SIPC-6	261
F	Assessment balance due - payment made January 15, 2015	$ 244

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To The Stockholder
McManus & Miles Incorporated

In planning and performing our audit of the financial statements of McManus & Miles Incorporated (the Company), as of and for the year ended December 31, 2014 in accordance with the standards of the Public Company Accounting Oversight Board (United States) we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency, is a deficiency* or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to mermit attention by those charged with governance.

A material weakness, is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessary identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fox & Juran

FOX & JURAN

New York, New York

January 26, 2015

McMANUS & MILES
575 MADISON AVENUE 10TH FLOOR
NEW YORK, NEW YORK 10022

SEC
Mail Processing
Section
MAR 03 2015
Washington DC
404

February 12, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, D.C. 20549

To Whom It May Concern:

We herewith submit the following reports of McManus & Miles Incorporated as of December 31, 2014 and for the year then ended.

Two copies of full financial statements and supplementary schedules

One copy of statement of financial condition

One copy of our independent certified public accountant's letter report regarding the Company's system of internal control.

One copy of our schedule of assessment and payments (Form SIPC-7) to the Securities Investors Protection Corporation ("SIPC"), for the year ended December 31, 2014 and our independent certified public accountant's report on applying agreed-upon procedures related to the Company's SIPC assessment.

It is our understanding that the Company's financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e) (3) of Rule 17a-5.

Very truly yours,

McManus & Miles Incorporated

Phone: 212 754-7200 Fax: 212 223-2540